UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Liberty Global plc

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Liberty Global Class A Ordinary Shares, nominal value $0.01 per share

Liberty Global Class C Ordinary Shares, nominal value $0.01 per share

(Title of Class of Securities)

Liberty Global Class A Ordinary Shares: G5480U 104

Liberty Global Class C Ordinary Shares: G5480U 120

(CUSIP Number of Ordinary Shares)

Bryan H. Hall, Esq.

Executive Vice President & General Counsel

Griffin House,

161 Hammersmith Rd,

London, United Kingdom

+44.208.483.6449 or +1.303.220.6600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

George Casey

Daniel Litowitz

Harald Halbhuber

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022-6069

+1.212.848.4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$2,500,000,000	$303,000

*

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $625 million in value of the Class A ordinary shares, nominal value $0.01 per share, and up to $1.875 billion in value of the Class C ordinary shares, nominal value $0.01 per share.

**

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2019, issued August 24, 2018, by multiplying the transaction valuation by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $303,000.00	Filing Party: Liberty Global plc
Form or Registration No.: Schedule TO	Date Filed: August 12, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 2 filed with the Securities and Exchange Commission on August 29, 2019 (this “Amendment”), amends and supplements the Tender Offer Statement filed on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) with the Securities and Exchange Commission on August 12, 2019 by Liberty Global plc, a public limited company organized under the laws of England and Wales (the “Company”). The Schedule TO relates to the invitation by the Company for its shareholders to tender (i) up to $625 million in value of its Class A ordinary shares, nominal value $0.01 per share (each, a “Class A Share”), for purchase by Credit Suisse Securities (USA) LLC and HSBC Securities (USA) Inc., each acting as principal (each, a “Counterparty Bank,” and together, the “Counterparty Banks”), at a price not greater than $29.00 nor less than $25.25 per Class A Share (the “Class A Offer”), and (ii) up to $1.875 billion in value of its Class C ordinary shares, nominal value $0.01 per share (each, a “Class C Share,” and the Class A Shares, individually or collectively with the Class C Shares, as appropriate, the “Shares”), for purchase by the Counterparty Banks at a price not greater than $28.50 nor less than $24.75 per Class C Share (the “Class C Offer”), in each case, to the seller in cash, less any applicable withholding taxes and without interest. The Class A Offer and the Class C Offer are being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 12, 2019 (together with any amendments or supplements thereto, the “Offer to Purchase”), the applicable Letter of Transmittal (together with any amendments or supplements thereto, each, a “Letter of Transmittal” or collectively, the “Letters of Transmittal”) and other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and the Letters of Transmittal, the “Offers”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. This Amendment should be read together with the Schedule TO.

ITEM 4. TERMS OF THE TRANSACTION

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

•	The third paragraph of the Offer to Purchase is hereby amended by adding the following as the last sentence of such paragraph:

“On August 29, 2019, the Company delivered to each of the Counterparty Banks a written notice exercising its call option under the applicable Option Framework Agreement (each such notice, the “Call Option Exercise Notice”). As a consequence of delivering the Call Option Exercise Notice, the Company is now irrevocably required to purchase from the relevant Counterparty Bank, and each Counterparty Bank is now irrevocably required to sell to the Company, the Shares purchased by such Counterparty Bank in the Offers.”

•	The first sentence in the fourth paragraph of the Offer to Purchase is hereby amended by deleting the word “generally”.

•	The first sentence in the third paragraph under the question “How are the Offers being conducted?” is hereby amended by deleting the word “generally”.

•	The question “How are the Offers being conducted?” is hereby amended by adding the following as a new paragraph immediately before the question “What is being offered?”:

“On August 29, 2019, the Company delivered to each of the Counterparty Banks a written notice exercising its call option under the applicable Option Framework Agreement (each such notice, the “Call Option Exercise Notice”). As a consequence of delivering the Call Option Exercise Notice, the Company is now irrevocably required to purchase from the relevant Counterparty Bank, and each Counterparty Bank is now irrevocably required to sell to the Company, the Shares purchased by such Counterparty Bank in the Offers.”

•	The question “How will the Shares be paid for?” is hereby amended by adding the following as a new paragraph immediately above the last paragraph under such question:

“On August 29, 2019, the Company delivered to each of the Counterparty Banks the Call Option Exercise Notice. As a consequence of delivering the Call Option Exercise Notice, the Company is now irrevocably required to purchase from the relevant Counterparty Bank, and each Counterparty Bank is now irrevocably required to sell to the Company, the Shares purchased by such Counterparty Bank in the Offers.”

•	The first bullet point under the question “Are there any conditions to the Offers?” is hereby deleted in its entirety.

•	The second to last bullet point under the first paragraph under the question “Are there any conditions to the Offers?” is hereby deleted in its entirety.

•	The third sentence in the paragraph under the question “What is the role of the Counterparty Banks?” is hereby amended by deleting the word “generally”.

•	The fourth sentence in the paragraph under the question “What is the role of the Counterparty Banks?” is hereby deleted and replaced with the following:

“As is customary for transactions like the Offers, the Counterparty Banks have the benefit of the condition regarding the Company’s compliance with certain of its obligations, and the accuracy of certain of the Company’s representations and warranties, under the Option Framework Agreements.”

•	The Introduction is hereby amended by adding the following as a new paragraph immediately above the fourth full paragraph:

“On August 29, 2019, the Company delivered to each of the Counterparty Banks a written notice exercising its call option under the applicable Option Framework Agreement (each such notice, the “Call Option Exercise Notice”). As a consequence of delivering the Call Option Exercise Notice, the Company is now irrevocably required to purchase from the relevant Counterparty Bank, and each Counterparty Bank is now irrevocably required to sell to the Company, the Shares purchased by such Counterparty Bank in the Offers.”

•	The first sentence in the fourth full paragraph under Introduction is hereby amended by deleting the word “generally”.

•	The seventh paragraph above Section 6 (“Conditional Tender of Shares”) is hereby amended by adding the following sentence before the last sentence of such paragraph:

“On August 29, 2019, the Company delivered to each of the Counterparty Banks a written notice exercising its call option under the applicable Option Framework Agreement (each such notice, the “Call Option Exercise Notice”). As a consequence of delivering the Call Option Exercise Notice, the Company is now irrevocably required to purchase from the relevant Counterparty Bank, and each Counterparty Bank is now irrevocably required to sell to the Company, the Shares purchased by such Counterparty Bank in the Offers.”

•	The first sentence in the sixth paragraph above Section 6 (“Conditional Tender of Shares”) is hereby amended by deleting the word “generally”.

•	The last sentence in the first paragraph of Section 7 (“Conditions of the Offers”) is hereby amended by deleting the words “(including any action or inaction by us)”.

•	The first bullet point under the first paragraph of Section 7 (“Conditions of the Offers”) is hereby deleted in its entirety.

•	The second to last bullet point under the first paragraph of Section 7 (“Conditions of the Offers”) is hereby deleted in its entirety.

•	The paragraph of Section 7 (“Conditions of the Offers”) immediately following the last bullet point under “we learn that:” is hereby amended as restated as follows:

“The obligation to accept for payment and pay for your tendered Shares is also subject to the condition (such condition, the “OFA Condition”) that each Counterparty Bank, acting reasonably, has not, prior to the Expiration Date, provided us with written notice that we have failed to comply with certain of our obligations, or are in breach of certain of our representations and warranties, under the applicable Option Framework Agreement on or prior to the Expiration Date, and which failure to comply or breach has not been cured prior to the Expiration Date. Should we receive such a written notice from a Counterparty Bank, we will use commercially reasonable efforts to cure any failure or breach that is within the control of the Company prior to the Expiration Date. In the event such failure or breach is incapable of being cured prior to the Expiration Date, we will extend the Offers to provide us with sufficient time to cure the applicable failure or breach. If we are required to extend the Offers in accordance with the immediately preceding sentence, we cannot indicate, at this time, the length of any extension that we will provide.”

•	The sentence immediately following the paragraph of Section 7 (“Conditions of the Offers”) referenced in the bullet point immediately above is hereby amended by replacing “If” with the following:

“Subject to our obligation to extend the Offers if the OFA Condition is not satisfied, if”

•	The first sentence in the second paragraph above Section 8 (“Price Range of Shares; Dividends”) is hereby amended by deleting the word “generally”.

•	The third and fourth sentences in the second paragraph above Section 8 (“Price Range of Shares; Dividends”) are hereby deleted and replaced with the following:

“As is customary for transactions like the Offers, the Counterparty Banks have the benefit of the condition regarding the Company’s compliance with certain of its obligations, and the accuracy of certain of the Company’s representations and warranties, under the Option Framework Agreements.”

•	The last sentence of the last paragraph of Section 7 (“Conditions of the Offers”) is hereby amended by adding the following at the end of the sentence:

“, subject to each tendering shareholder’s right to bring a dispute with respect thereto before any court of competent jurisdiction.”

•	The reference to “(along with certain other costs)” in the second sentence of the second paragraph of Section 9 (“Source and Amount of Funds”) is hereby deleted and replaced with the following:

“(along with any stamp duty or stamp duty reserve tax (and any interest or penalties thereon) payable by a Counterparty Bank as a result of the acquisition of the Shares)”

•	The second paragraph of Section 9 (“Source and Amount of Funds”) is hereby amended by adding the following prior to the last sentence of such paragraph:

“At this time, the Company is not able to quantify the aggregate amount of the stamp duty or stamp duty reserve tax that will be payable to the Counterparty Banks because such amount will be dependent on the applicable Final Purchase Price and the number of certificated Shares acquired in the Offers. Subject to rounding in accordance with English Law, the amount of the stamp duty will be an amount equal to 0.5% multiplied by the applicable Final Purchase Price.”

•	The second paragraph of Section 9 (“Source and Amount of Funds”) is hereby amended by adding the following after the last sentence of such paragraph:

“In addition, pursuant to the Master Put/Call Agreements, the Company will pay each Counterparty Bank a commission fee equal to the product of $0.01 multiplied by the number of Shares acquired by such Counterparty Bank in the Offers.”

•

The second paragraph under the heading “Arrangements Concerning the Shares” in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is hereby amended by adding the following sentence immediately before the last sentence of such paragraph:

“On August 29, 2019, the Company delivered to each of the Counterparty Banks the Call Option Exercise Notice. As a consequence of delivering the Call Option Exercise Notice, the Company is now irrevocably required to purchase from the relevant Counterparty Bank, and each Counterparty Bank is now irrevocably required to sell to the Company, the Shares purchased by such Counterparty Bank in the Offers.”

•	The second sentence in the second paragraph of the Letter of Transmittal for Class A Shares is hereby amended by deleting the word “generally”.

•	The second sentence in the second paragraph of the Letter of Transmittal for Class C Shares is hereby amended by deleting the word “generally”.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 7 of the Schedule TO is hereby amended and supplemented as follows:

•

The information in the Offer to Purchase under the heading “Source and Amount of Funds” is hereby amended and supplemented by the information set forth in the twenty-second, twenty-third and twenty-fourth bullets under Item 4 above, which is incorporated herein by reference.

ITEM 12. EXHIBIT INDEX.

(a)(1)(A)*	Offer to Purchase, dated August 12, 2019.

(a)(1)(B)*	Letter of Transmittal for Class A Shares.

(a)(1)(C)*	Letter of Transmittal for Class C Shares.

(a)(1)(D)*	Notice of Guaranteed Delivery for Class A Shares.

(a)(1)(E)*	Notice of Guaranteed Delivery for Class C Shares.

(a)(1)(F)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(G)*	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(H)*	Summary Advertisement, dated August 12, 2019.

(a)(1)(I)*	Form of Notice of Withdrawal.

(a)(1)(J)*	Letter to Participants in the Liberty Global 401(k) Savings and Stock Ownership Plan.

(a)(1)(K)*	Direction Forms for Participants in the Liberty Global 401(k) Savings and Stock Ownership Plan.

(a)(1)(L)*	Letter to Vested Share Appreciation Rights Holders.

(a)(1)(M)*	Letter to Vested Option Holders.

(a)(1)(N)*	Letter to Participants in the Virgin Media Inc. Share Incentive Plan.

(a)(1)(O)*	Tender Forms for Participants in the Virgin Media Inc. Share Incentive Plan.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release, dated August 7, 2019 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 8, 2019).

(a)(5)(B)	Earnings Call Transcript, dated August 8, 2019 (incorporated by reference to Exhibit 99.1 to the Company’s Tender Offer Statement on Schedule TO-C filed with the SEC on August 8, 2019).

(a)(5)(C)*	Press Release, dated August 12, 2019.

(b)	None.

(d)(1)*	Master Put/Call Agreement, between Liberty Global plc and Credit Suisse Securities (USA) LLC, dated August 9, 2019

(d)(2)*	Master Put/Call Agreement, between Liberty Global plc and HSBC Securities (USA) Inc., dated August 9, 2019.

(d)(3)*	Option Framework Agreement, between Liberty Global plc and Credit Suisse Securities (USA) LLC, dated August 9, 2019.

(d)(4)*	Option Framework Agreement, between Liberty Global plc and HSBC Securities (USA) Inc., dated August 9, 2019.

(d)(5)**	Letter Agreement, between Liberty Global plc and Credit Suisse Securities (USA) LLC, dated August 29, 2019.

(d)(6)**	Letter Agreement, between Liberty Global plc and HSBC Securities (USA) Inc., dated August 29, 2019.

(d)(7)	Liberty Global 2014 Incentive Plan (as amended and restated effective June, 11, 2019) (the “Incentive Plan”) (incorporated by reference to Appendix B to the Company’s definitive proxy statement on Schedule 14A filed with the SEC on April 30, 2019).

(d)(8)	Form of Performance Share Units Agreement Under the Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 4, 2015).

(d)(9)	Form of Share Appreciation Rights Agreement Under the Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2014).

(d)(10)	Form of Restricted Share Units Agreement Under the Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2014).

(d)(11)	Liberty Global, Inc. 2005 Incentive Plan (as amended and restated effective June 7, 2013) (the “2005 Incentive Plan”) (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 7, 2013).

(d)(12)	Virgin Media 2010 Stock Incentive Plan (as amended and restated effective June 7, 2013) (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on June 7, 2013).

(d)(13)	Form of Stock Appreciation Rights Agreement Under the 2005 Incentive Plan (incorporated by reference to Exhibit 10.3 to Liberty Global, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2008).

(d)(14)	Form of Performance Share Units Agreement for Executive Officers Under the Incentive Plan (incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K filed with the SEC on February 27, 2019).

(d)(15)	Liberty Global 2017 Annual Performance Award Program for Executive Officers Under the Incentive Plan (description of said program is incorporated by reference to the description thereof included in Item 5.02(e) of the Company’s Current Report on Form 8-K filed with the SEC on February 27, 2017).

(d)(16)	Liberty Global 2017 Compensatory Awards for Certain Executive Officers Under the Incentive Plan (description of said awards is incorporated by reference to the description thereof included in Item 5.02(e) of the Company’s Current Report on Form 8-K filed with the SEC on February 27, 2017).

(d)(17)	Liberty Global 2018 Annual Performance Award Program for Executive Officers Under the Incentive Plan (description of said program is incorporated by reference to the description thereof included in Item 5.02(e) of the Company’s Current Report on Form 8-K filed with the SEC on February 27, 2018).

(d)(18)	Liberty Global 2018 Performance Incentive Plan for Executive Officers Under the Incentive Plan (a description of said plan is incorporated by reference to the description thereof included in Item 5.02(e) of the Company’s Current Report on Form 8-K filed with the SEC on March 21, 2018).

(d)(19)	Deferred Compensation Plan (as amended and restated effective October 26, 2015) (incorporated by reference to Exhibit 10.29 to the Company’s Annual Report on the Company’s Annual Report on Form 10-K filed with the SEC on February 16, 2016).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

**	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY GLOBAL PLC

	By:	/s/ Bryan H. Hall
Dated: August 29, 2019		Name: Bryan H. Hall
Title: Executive Vice President, General Counsel